

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2011

Via E-mail
Marc L. Dulude, Chief Executive Officer
Rand Worldwide, Inc.
10715 Red Run Blvd., Suite 101
Owings Mills, MD 21117

> **Re: Rand Worldwide, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2010**
> **Filed September 28, 2010**
> **Form 10-KT for the Transition Period from November 1, 2009 to June 30, 2010**
> **Filed November 15, 2010**
> **File No. 001-31265**

Dear Mr. Dulude:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K Filed September 28, 2010

General

1.   We note from disclosure in your Form 10-Q filed on February 14, 2011 that your name change from Avatech Solutions, Inc. to Rand Worldwide, Inc. was effective on January 1, 2011. However, you do not appear to have filed any amendment to your articles of incorporation. Please advise.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Overview, page 13

2.   Aside from your brief mention of the company's three core principles underpinning its
        business strategy, your "Overview" appears to be more in the nature of a summary of
        certain financial results than a balanced, executive-level discussion that identifies the
        most important themes or other significant matters with which management is primarily
        concerned in evaluating the company's financial condition and operating results. Please
        tell us what consideration you have given to expanding this section to address, for
        instance, the effect of significant acquisitions and the material operational risks and
        challenges facing you and how management is dealing with these issues both on a short-
        term and long-term basis. In this regard, we note discussion on page 21 of your Valued
        Added Reseller Agreement with Autodesk, executed in February 2010, which prescribes,
        among other things, certain rebate and incentive program details and your discussion on
        page 5 regarding the impact of the Rand acquisition on the company's strategic plan.
        Refer to Section III.A of SEC Release No. 33-8350. This comment also applies to your
        Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010.

Year Ended June 30, 2010 Compared to Year Ended June 30, 2009, page 17

3.   We note disclosure in you Management's Discussion and Analysis section indicating that
        "management has included discussion regarding how it believes the [Rand] merger may
        impact various aspects of [the company's] future financial condition and/or results of
        operations." Yet, no discussion of the foregoing appears present in your results of
        operation disclosure beginning on page 17. Please advise and tell us what consideration
        you gave to discussing the Rand merger and any expected trends incident to such
        transaction that you reasonably expect will materially impact your financial condition or
        operating results. See Item 303(a)(3)(ii) of Regulation S-K. This comment also applies
        to your Quarterly Report on Form 10-Q for the quarterly period ended September 30,
        2010.

Part III (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed
October 7, 2010)

Item 10. Directors, Executive Officers and Corporate Governance

Board Leadership and Role in Risk Oversight, page 6

4.   In your response letter, please briefly describe the leadership structure of your board of
        directors and disclose why you have determined that your leadership structure is
        appropriate given your specific characteristics or circumstances. Refer to Item 407(h) of
        Regulation S-K. Please confirm that you will provide similar disclosure in future filings.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions, page 18

5.   You indicate that all related party transactions consummated since July 1, 2008 are discussed in your Definitive Proxy Statement. However, you do not appear to describe the company's existing stockholders agreement or registration rights agreement entered into in August 2010. Please advise.

Signatures

6.   General Instruction D(2)(a) to Form 10-K requires that the report must be signed by the registrant's principal executive officer, principal financial officer, and its controller or principal accounting officer. Your signature page does not indicate who is signing in the capacity of your controller or principal accounting officer. Please advise. Please ensure that future filings specify the persons who occupy each position required by the form.

Form 10-KT filed November 15, 2010

General

7.   Please advise why you determined that the transition report should cover the period from November 1, 2009 through June 30, 2010 rather than November 1, 2009 through August 17, 2010, the closing date of your acquisition of Rand Worldwide. Also, please advise why the transition report did not include executive compensation and other Part III disclosure for Rand Worldwide. Refer to Exchange Act Rule 13a-10(f).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Courtney Haseley, Staff Attorney, at (202) 551-3548 or me, at (202) 551-3456 if you have any questions regarding our comments.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney Advisor